UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Anchiano Therapeutics Ltd.

(Name of Issuer)

American Depositary Shares, each representing five ordinary shares, no par value

Ordinary Shares, no par value

(Title of Class of Securities)

03280X 102**

(CUSIP Number)

Bradley R. Goldman

Palisade Medical Equity I, LP
One Bridge Plaza North
Suite 695
Fort Lee, NJ 07024
(201) 585-7733

Copies to:

Anna T. Pinedo

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 506-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	CUSIP number 03280X 102 has been assigned to the American Depositary Shares (“ADSs”), which are quoted on The Nasdaq Stock Market under the symbol “ANCN.” Each ADS represents five ordinary shares of the Issuer, no par value (the “Ordinary Shares”). No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 03280X 102	Page 2 of 5

(1)	Names of Reporting Persons Palisade Medical Equity I, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,848,200 Ordinary Shares
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	1,848,200 Ordinary Shares
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,848,200 Ordinary Shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 4.98%(1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 37,099,352 Ordinary Shares outstanding as of May 7, 2020, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 7, 2020.

CUSIP No. 03280X 102	Page 3 of 5

(1)	Names of Reporting Persons Dennison T. Veru
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	134,500 Ordinary Shares(2)
	(8)	Shared Voting Power	0
	(9)	Sole Dispositive Power	134,500 Ordinary Shares(2)
	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 134,500 Ordinary Shares(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row 0.1%(3)
(14)	Type of Reporting Person (See Instructions) IN

(2)	Consists of 26,900 ADSs representing 134,500 Ordinary Shares.

(3)	Based on 37,099,352 Ordinary Shares outstanding as of May 7, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2020.

CUSIP No. 03280X 102	Page 4 of 5

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D filed with the SEC by the Reporting Persons on February 22, 2019 (the “Schedule 13D”) related to American Depositary Shares, each representing five ordinary shares, no par value, of Anchiano Therapeutics Ltd. (the “Issuer”), as amended pursuant to the Schedule 13D/A filed with the SEC on February 25, 2019 (“Amendment No. 1”) and June 28, 2019 (“Amendment No. 2”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D as supplemented and amended by Amendment No. 1 and Amendment No. 2. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 2.	Identity and Background

As previously disclosed in the Issuer’s Form 8-K filed with the SEC on May 21, 2020, Mr. Veru resigned from his position as a member of the board of directors of the Issuer, effective May 17, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Item 2 of this Amendment No. 3 is incorporated by reference in this Item 6.

CUSIP No. 03280X 102	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

PALISADE MEDICAL EQUITY I, LP

By: PALISADE MEDICAL EQUITY HOLDINGS I, LLC

	By:	/s/ Dennison Veru
		Name:	Dennison T. Veru
		Title:	President

DENNISON T. VERU

/s/ Dennison Veru